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                      Filed by Board of Trade of the City of Chicago (CBOT)
                      Subject Company - Board of Trade of the City of Chicago Pursuant to Rule 425 under the Securities Act of 1933 File No. ___ - _____

                            *     *     *     *


The following text will be displayed on the CBOT's internal communications system on June 28, 2000.

RE:  BALLOT RESULTS/TELEPHONE "HOTLINE"

THE RESULTS OF TODAY'S MEMBERSHIP BALLOT VOTE WILL BE AVAILABLE AFTER 6:00 P.M. TODAY BY CALLING:

(847) 326-0926

The CBOT urges you to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring, when it becomes available, as well as the other documents that the CBOT has filed or will file with the SEC, because they contain or will contain important information. You may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the SEC's web site at www.sec.gov, or from the Office of the Secretary at the CBOT.

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The following letter will be distributed to CBOT members and membership interest holders on June 28, 2000.


                                                   [Chicago Board of Trade Logo]



June 28, 2000


                                NOTICE
                     RE:  MEMBERSHIP BALLOT VOTE
                               RESULTS

AFTER TODAY'S MEMBERSHIP BALLOT VOTE HAS BEEN TABULATED, THE RESULTS WILL

BE AVAILABLE BY CALLING THE FOLLOWING NUMBER:

                   (847) 326-0926

IT IS EXPECTED THAT THE RESULTS WILL BE

AVAILABLE AFTER 6:00 P.M. TODAY.



                                                    /s/ Paul J. Draths
                                                    Paul J. Draths
                                                    Vice President and Secretary


We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

141 W. Jackson Blvd.
Chicago, Illinois 60604-2994
312 435-3500

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The following letter will be distributed to CBOT members and membership interest holders on June 28, 2000.

                                 JUNE 28, 2000

DEAR FELLOW MEMBERS:

WE, THE UNDERSIGNED DIRECTORS BELIEVE OUR RESTRUCTURING INITIATIVE IS THE BEST PLAN FOR CHARTING THE FUTURE OF THE CHICAGO BOARD OF TRADE. WE URGE YOU TO VOTE YES ON STEP ONE TODAY.

IN ORDER TO REMAIN COMPETITIVE, OUR EXCHANGE MUST RESTRUCTURE. EVEN THOSE OPPOSED TO PARTS OF OUR PLAN AGREE ON THAT POINT. VOTING FOR STEP ONE WILL BEST POSITION THE CBOT FOR FUTURE LEADERSHIP AND SUCCESS. PLEASE VOTE YES.

                                  SINCERELY,

/s/ Charles P. Carey                        /s/ Peter C. Lee
-----------------------------               ------------------------------
    Charles P. Carey                            Peter C. Lee

/s/ James E. Cashman                        /s/ Joseph Niciforo
-----------------------------               ------------------------------
    James E. Cashman                            Joseph Niciforo

/s/ Raymond Cahnman                         /s/ Robert F. Corvino
-----------------------------               ------------------------------
    Raymond Cahnman                             Robert F. Corvino

/s/ Michael A. Manning                      /s/ J. Andrew Wallace
-----------------------------               ------------------------------
    Michael A. Manning                          J. Andrew Wallace

/s/ James P. McMillin                       /s/ Veda Kaufman Levin
-----------------------------               ------------------------------
    James P. McMillin                           Veda Kaufman Levin

/s/ Joel R. Riechers                        /s/ Mark E. Cermak
-----------------------------               ------------------------------
    Joel R. Riechers                            Mark E. Cermak

/s/ Jay S. Sorkin                           /s/ Michael D. Walter
-----------------------------               ------------------------------
    Jay S. Sorkin                               Michael D. Walter

                                            /s/ Michael P. Ryan
                                            ------------------------------
                                                Michael P. Ryan


We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.